Filed by Peugeot S.A.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company:  Peugeot S.A.

PRESS RELEASE

IMPORTANT NOTICE

By reading the following release, you further agree to be bound by the following limitations and qualifications:

This communication is for informational purposes only and is not intended to and does not constitute an offer or invitation to exchange or sell or solicitation of an offer to subscribe for or buy, or an invitation to exchange, purchase or subscribe for, any securities, any part of the business or assets described herein, or any other interests or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication should not be construed in any manner as a recommendation to any reader of this communication.

This communication is not a prospectus, product disclosure statement or other offering document for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14th 2017, as amended from time to time and as implemented in each member State of the European Economic Area and under French and Dutch law and regulation.

An offer of securities in the United States pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission (“SEC”). Shareholders of Fiat Chrysler Automobiles N.V. (“FCA”) and Peugeot S.A. who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You may obtain copies of all documents filed with the SEC regarding the proposed transaction, documents incorporated by reference, and FCA’s SEC filings at the SEC’s website at http://www.sec.gov. In addition, the effective registration statement will be made available for free to shareholders in the United States.

Rueil-Malmaison and London, October 31st 2019

Groupe PSA and FCA plan to join forces to build a world leader for a new era in sustainable mobility

Discussions have opened a path to the creation of a new group with global scale and resources owned 50% by Groupe PSA shareholders and 50% by FCA shareholders. In a rapidly changing environment, with new challenges in connected, electrified, shared and autonomous mobility, the combined entity would leverage its strong global R&D footprint and ecosystem to foster innovation and meet these challenges with speed and capital efficiency.

•	The combination would create the 4th largest global OEM in terms of annual unit sales (8.7m vehicles)
•
At its inception, the combined company would realize among the highest margins in the markets where it would operate, based on FCA’s strength in North America and Latin America and Groupe PSA’s in Europe

•	The combination would unite the groups’ respective brand strengths across Luxury, Premium, Mainstream Passenger Car, SUV and Trucks & Light Commercial – making them stronger together
•
The merged entity would bring together the companies’ extensive and growing capabilities in the technologies shaping the new era of sustainable mobility, including electrified powertrain, autonomous driving and digital connectivity

•	Approximately €3.7 billion estimated annual run-rate synergies without any plant closures resulting from the transaction
•	Highly respected combined management team recognised for exceptional value creation and with proven success in previous OEM combinations
•	Dutch parent company Board would have balanced representation and a majority of independent Directors. John Elkann as Chairman and Carlos Tavares as CEO and member of the Board
London and Rueil Malmaison 31 October 2019. The Supervisory Board of Peugeot S.A. and the Board of Directors of Fiat Chrysler Automobiles N.V. (“FCA”) (NYSE: FCAU / MTA: FCA). have each unanimously agreed to work towards a full combination of their respective businesses by way of a 50/50 merger. Both boards have given the mandate to their respective teams to finalize the discussions to reach a binding Memorandum of Understanding in the coming weeks.

The plan to combine the Groupe PSA and FCA businesses follows intensive discussions between the senior managements of the two companies. Both share the conviction that there is compelling logic for a bold and decisive move that would create an industry leader with the scale, capabilities and resources to capture successfully the opportunities and manage effectively the challenges of the new era in mobility.

The proposed combination would create the 4th largest global OEM in terms of unit sales (8.7 million vehicles), with combined revenues of nearly €170 billion1 and recurring operating profit of over €11 billion2 on a simple aggregated basis of 2018 results excluding Magneti Marelli and Faurecia. The significant value accretion resulting from the transaction is estimated to be approximately €3.7 billion in annual run-rate synergies derived principally from a more efficient allocation of resources for large-scale investments in vehicle platforms, powertrain and technology and from the enhanced purchasing capability inherent in the combined group’s new scale. These synergy estimates are not based on any plant closures.

It is projected that 80% of the synergies would be achieved after 4 years. The total one-time cost of achieving the synergies is estimated at €2.8 billion.

The shareholders of each company would own 50% of the equity of the newly combined group and would therefore share equally in the benefits arising from the combination. The transaction would be affected by way of a merger under a Dutch parent company and the governance structure of the new company would be balanced between the contributing shareholders, with the majority of the directors being independent. The Board would be composed of 11 members. Five Board members would be nominated by FCA (including John Elkann as Chairman) and five would be nominated by Groupe PSA (including the Senior Independent Director and the Vice Chairman)3. The Chief Executive Officer would be Carlos Tavares for an initial term of five years and he would also be a member of the Board.

Carlos Tavares said: “This convergence brings significant value to all the stakeholders and opens a bright future for the combined entity. I’m pleased with the work already done with Mike and will be very happy to work with him to build a great company together.”

Mike Manley said, “I’m delighted by the opportunity to work with Carlos and his team on this potentially industry-changing combination. We have a long history of successful cooperation with Groupe PSA and I am convinced that together with our great people we can create a world class global mobility company.”

The new group’s Dutch-domiciled parent company would be listed on Euronext (Paris), the Borsa Italiana (Milan) and the New York Stock Exchange and would continue to maintain significant presences in the current operating head-office locations in France, Italy and the US.

It is proposed that the by-laws of the new combined company would provide that the loyalty voting program will not operate to grant voting rights to any single shareholder in the Shareholders Meeting exceeding 30%4 of the total votes cast. It is also foreseen that there would be no carry over of existing double voting rights but that new double voting rights would accrue after a three-year holding period after completion of the merger.

1 Represents FCA Net Revenues, excluding Magneti Marelli, and Groupe PSA Revenue excluding Faurecia Revenue to Third Parties.
2 Represents FCA Adjusted EBIT, excluding Magneti Marelli, and Groupe PSA Recurring Operating Income excluding Faurecia
3 Employee representatives would be defined based on legal requirements at all levels
4 No blocking minority in a Dutch entity; all the decisions made by simple majority of votes of quorum>50%

A standstill in respect of the shareholdings of EXOR N.V., Bpifrance Participations SA, DFG and the Peugeot Family would apply for a period of 7 years following completion of the merger. EXOR, Bpifrance Participations and the Peugeot Family would be subject to a 3-year lock-up in respect of their shareholdings except that the Peugeot Family would be permitted to increase its shareholding by up to 2.5% during the first 3 years following the closing, only by acquiring shares from Bpifrance Participations and DFG.

Prior to the completion of the transaction, FCA would distribute to its shareholders a special dividend of €5.5 billion, as well as its shareholding in Comau. In addition, prior to completion, Peugeot would distribute to its shareholders its 46% stake in Faurecia. This would enable the combined groups’ shareholders to equally share in the synergies and benefits that would flow from a merger while recognizing the significant value of FCA’s differentiated platform in North America and strong position in Latin America, including its market-leading margins in those regions. It would also reflect the added value that FCA’s higher-end global brands Alfa Romeo and Maserati would bring given their substantial development potential.

The extended portfolio would cover all market segments with iconic brands and strong products based on rationalized platforms and optimization of investments.

The proposal would be submitted to the information and consultation process of the relevant employee bodies, and would be subject to customary closing conditions, including final board approvals of the binding Memorandum of Understanding and agreement on definitive documentation.

Contacts:

Investor enquiries:

FCA	Groupe PSA
Joe Veltri, +1 248 576 9257 investor.relations@fcagroup.com	Andrea Bandinelli, + 33 6 82 58 86 04 communication-financiere@mpsa.com

Media enquiries:

FCA	Groupe PSA
Niel Golightly, +1 248 933-6285 niel.golightly@fcagroup.com	Pierre Olivier Salmon, +33 6 76 86 45 48 pierreolivier.salmon@mpsa.com
Shawn Morgan, +1 248 512-2692 shawn.morgan@fcagroup.com	Karine Douet, +33 6 61 64 03 83 karine.douet@mpsa.com
Andrea Pallard, +39 0110030675 andrea.pallard@fcagroup.com
Fernao Silveira, +55 11 4949-3901 fernao.silveira@fcagroup.com
Leonardo Guan, +86 21 2218 7896 corp.communication@fcagroup.com.cn
Lucy McLellan, +61 3 8698 0200 lucy.mclellan@fcagroup.com
UK/USA
Sard Verbinnen & Co Jon Aarons, Robert Rendine +44 20 7467 1050/+1 212 687 8080 fca@sardverb.com
ITALY
Community, Strategic Communications Advisers Auro Palomba, Marco Rubino +39 02 89404231 fca@communitygroup.it
FRANCE
Image 7 Anne-France Malrieu, Flore Larger +33 1 53 70 74 95/+33 1 53 70 74 90 fca@image7.fr

About FCA

Fiat Chrysler Automobiles (FCA) is a global automaker that designs, engineers, manufactures and sells vehicles in a portfolio of exciting brands, including Abarth, Alfa Romeo, Chrysler, Dodge, Fiat, Fiat Professional, Jeep®, Lancia, Ram and Maserati. It also sells parts and services under the Mopar name and operates in the components and production systems sectors under the Comau and Teksid brands. FCA employs nearly 200,000 people around the globe. For more information regarding FCA, please visit www.fcagroup.com

About Groupe PSA

Groupe PSA designs unique automotive experiences and delivers mobility solutions to meet all customer expectations. The Group, which employs 210,000 people, has five car brands, Peugeot, Citroën, DS, Opel and Vauxhall and provides a wide array of mobility and smart services under the Free2Move brand. Its ‘Push to Pass’ strategic plan represents a first step towards the achievement of the Group’s vision to be “a global carmaker with cutting-edge efficiency and a leading mobility provider sustaining lifetime customer relationships”. An early innovator in the field of autonomous and connected cars,Groupe PSA is also involved in financing activities through Banque PSA Finance and in automotive equipment via Faurecia.

Media library: medialibrary.groupe-psa.com  /  @GroupePSA EN

FCA FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements. These statements are based on the FCA’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, uncertainties as to whether the proposed business combination will be agreed or consummated or as to the timing thereof as well as the realization of the anticipated synergies therefrom, and many other risks and uncertainties, most of which are outside of the FCA’s control.

FCA and its affiliates, directors, advisors, employees and representatives, expressly disclaim any liability whatsoever for such forward-looking statements.

Forward-looking statements speak only as of the date they are made. FCA does not assume any obligation to update any public information or forward-looking statement in this communication to reflect new information, future events or circumstances or for any other reason after the date of this communication, except as may be required by applicable laws, and any opinion expressed in this communication is subject to change without notice. FCA shall not have any obligation to correct any inaccuracies therein or omissions therefrom which may become apparent.

This communication includes some information on specific transaction proposals that remain subject to discussions and certain approvals and other conditions.

GROUPE PSA FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements with respect to the financial condition, results of operations and business of Groupe PSA, including the expected effects of any proposed transaction.

Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which are beyond the control of Groupe PSA, including, among other things, the possibility that the expected synergies and value creation from the transaction will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; the possibility that the transaction will not receive the necessary approvals, that the expected timing of such approvals will be delayed or will require actions that adversely impact the benefits expected to realized in the transaction; and the possibility that the transaction does not close. Neither Groupe PSA, nor any of its respective directors, officers, employees and advisors nor any other person is therefore in a position to make any representation as to the accuracy of the forward-looking statements included in this communication, such as economic projections and predictions or their impact on the financial condition, credit rating or financial profile of Groupe PSA, or the market for the shares of Groupe PSA. The actual performance, the success and the development over time of the business activities of Groupe PSA may differ materially from the performance, the success and the development over time expressed in or implied from the forward-looking statements contained in this communication.

Groupe PSA does not assume any obligation to update any public information or forward-looking statement in this communication to reflect new information, future events or circumstances or for any other reason after the date of this communication, except as may be required by applicable laws, and any opinion expressed in this communication is subject to change without notice.

Groupe PSA shall not have any obligation to correct any inaccuracies herein or omissions herefrom which may become apparent.